# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of**

**Securities Exchange Act of 1934**

For the month of May 2003

## HOLMES FINANCING (No 5) PLC
## HOLMES FUNDING LIMITED
## HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

**Holmes Trustees Limited**
**Profit & Loss Account**
**Period ended 15 April 2003**

| | This Quarter £'000 | Prior Quarter £'000 |
|---|---|---|
| Interest receivable - Mortgages | 313,971 | 308,910 |
| Interest receivable - Cash Deposits | 3,638 | 3,230 |
| | 317,609 | 312,140 |
| | | |
| Interest payable - Mortgages | (313,971) | (308,910) |
| Interest payable - Cash Deposits | (3,638) | (3,230) |
| | (317,609) | (312,140) |
| | | |
| Net operating income | - | - |
| | | |
| Fees receivable | 6,362 | 3,638 |
| Fees payable | (6,362) | (3,638) |
| | | |
| Operating expenses | (4,276) | (3,627) |
| Provision charges | (172) | (18,474) |
| Other income | 4,447 | 22,101 |
| | | |
| Profit on ordinary activities before taxation | - | - |
| | | |
| Taxation | - | - |
| | | |
| Profit on ordinary activities after taxation | - | - |
| | | |
| Dividend | - | - |
| | | |
| Retained profit brought forward | - | - |
| | | |
| Retained profit carried forward | - | - |

**Holmes Trustees Limited**
**Balance Sheet**
**Period ended 15 April 2003**

| | | £'000 |
|---|---:|---:|
| **Fixed asset investments** | | |
| Mortgage loans secured on residential property | | 23,643,836 |
| | | |
| **Current assets** | | |
| Bank interest receivable | 480 | |
| Cash at bank | 245,971 | |
| Other debtors | 44,381 | |
| Taxation | 6 | |
| Amounts due from Funding | 34,261 | |
| | 325,099 | |
| | | |
| **Creditors: Amounts falling due within one year** | | |
| Amounts due to Seller | (324,934) | |
| Sundry creditors | (165) | |
| | (325,099) | |
| | | |
| Net current assets | | 0 |
| | | |
| Total assets less current liabilities | | 23,643,836 |
| | | |
| **Creditors: Amounts falling after more than one year** | | |
| Seller share of mortgage loans | | (8,221,687) |
| Funding share of mortgage loans | | (15,422,149) |
| | | |
| Net assets | | 0 |
| | | |
| **Capital and reserves** | | |
| Share capital (£2) | | 0 |
| Reserves | | 0 |
| | | 0 |

**Holmes Funding Limited**
**Profit & Loss Account**
**Period ended 15 April 2003**

| | This Quarter £'000 | Prior Quarter £'000 |
|---|---|---|
| Interest receivable - Mortgages | 168,642 | 157,290 |
| Interest receivable - Cash Deposits | 4,912 | 8,230 |
| | 173,554 | 165,520 |
| | | |
| Interest payable - Inter-company loans | (151,309) | (145,056) |
| Interest payable - Start up loans | (668) | (707) |
| | (151,977) | (145,762) |
| | | |
| Net operating income | 21,577 | 19,757 |
| | | |
| Other income | 6,046 | 4,031 |
| | | |
| Operating expenses | (6,509) | (15,938) |
| Deferred consideration | (24,408) | (18,502) |
| | | |
| Profit/(loss) on ordinary activities before taxation | (3,295) | (10,652) |
| | | |
| Taxation | 3,314 | (11) |
| | | |
| Profit/(loss) on ordinary activities after taxation | 19 | (10,663) |
| | | |
| Dividend | - | - |
| | | |
| Retained profit/(loss) brought forward | (14,703) | (4,040) |
| | | |
| Retained profit/(loss) carried forward | (14,684) | (14,703) |

**Holmes Funding Limited**
**Balance Sheet**
**Period ended 15 April 2003**

|  | | £'000 | |
|---|---|---|---|
| **Fixed asset investments** | | | |
| Beneficial interest in Trust mortgage portfolio | | 15,422,149 | |
| | | | |
| **Current assets** | | | |
| Deferred expenditure (costs of securing) | 30,217 | | |
| Sundry debtors | 82 | | |
| Taxation | 4,178 | | |
| Cash at bank: | | | |
| Reserve funding | 281,044 | | |
| Transaction account | 1,881 | | |
| Funding GIC account | 601,011 | | 883,936 |
| | 918,413 | | |
| | | | |
| **Creditors: Amounts falling due within one year** | | | |
| Deferred consideration creditor | 151,492 | | |
| Interest payable accrual | 2,999 | | |
| Amounts due to Trustee | 34,261 | | |
| Interest payable - Inter-company loans | 5,346 | | |
| Sundry creditors | 4,304 | | |
| | 198,403 | | |
| | | | |
| Net current assets | | 720,010 | |
| | | | |
| Total assets less current liabilities | | 16,142,159 | |
| | | | |
| **Creditors: Amounts falling due after more than one year** | | | |
| Inter-company loans | | (16,087,329) | |
| Start up loans | | (69,514) | |
| | | | |
| Net assets | | (14,684) | |
| | | | |
| **Capital and reserves** | | | |
| Share capital (£2) | | - | |
| Reserves | | (14,684) | |
| | | (14,684) | |

**Holmes Funding Limited**
**Notes to Balance Sheet**
**Period ended 15 April 2003**

| | £'000 | £'000 |
|---|---|---|
| **Balance on cash accumulation ledger** | 599,896 | |

**Available credit enhancement**

| | First Reserve | Second Reserve |
|---|---|---|
| Reserve funds at closing | 224,153 | 56,891 |
| | | |
| Initial closing reserve funds | 195,411 | 56,891 |
| Drawings to make bullet repayment | - | - |
| Other drawings | - | - |
| Transfers from revenue receipts | 28,743 | - |
| Closing reserve balance | 224,153 | 56,891 |
| | | |
| Target reserve funds | 291,000 | 73,826 |

| **Principal deficiency ledger** | | AAA | BBB |
|---|---|---|---|
| Opening PDL balance | | Nil | Nil |
| Losses this quarter | | - | - |
| PDL top up from revenue income | | - | - |
| Closing PDL balance | Nil | Nil | Nil |

**Start up loan outstanding**

| | |
|---|---|
| Opening balance | 68,065 |
| | |
| Initial start up loan (incl. accrued interest) | 14,792 |
| Second start up loan (incl. accrued interest) | 14,742 |
| Third start up loan | 17,500 |
| Fourth start up loan | 7,500 |
| Fifth start up loan | 5,100 |
| Sixth start up loan | 6,100 |
| Seventh start up loan | 3,780 |
| | 69,514 |
| Accrued interest | 2,999 |
| Repayments made | - |
| Closing balance | 72,514 |

**Liquidity facility**

| | |
|---|---|
| Liquidity facility limit | 25,000 |
| Liquidity facility drawn | - |
| Liquidity facility available | 25,000 |

**Holmes Financing (No. 5) PLC**
**Profit & Loss Account**
**Period ended 15 April 2003**

| | This Quarter £'000 | Prior Quarter £'000 |
|---|---|---|
| Interest receivable - Inter-company loan | 18,204 | 19,273 |
| Interest receivable - Cash deposits | - | - |
| | 18,204 | 19,273 |
| Interest payable - Notes | (18,203) | (19,273) |
| Interest payable | | |
| | (18,203) | (19,273) |
| Net operating income | 1 | - |
| Other income | - | 53 |
| Operating expenses | - | (53) |
| Profit on ordinary activities before taxation | 1 | - |
| Taxation | - | - |
| Profit on ordinary activities after taxation | 1 | - |
| Dividend | - | - |
| Retained profit brought forward | - | - |
| Retained profit carried forward | 1 | - |

**Holmes Financing (No. 5) PLC**
**Balance Sheet**
**Period ended 15 April 2003**

|  |  | £'000 |
|---|---:|---:|
| **Fixed asset investments** |  |  |
| Loans to Funding |  | 1,714,000 |
|  |  |  |
| **Current assets** |  |  |
| Sundry debtors | 1 |  |
| Cash at bank | 14 |  |
| Cash collateral | 21,093 |  |
|  | 21,108 |  |
|  |  |  |
| **Creditors: Amounts falling due within one year** |  |  |
| Sundry creditors | 1 |  |
|  | 1 |  |
|  |  |  |
| Net current assets |  | 21,107 |
|  |  |  |
| Total assets less current liabilities |  | 1,735,107 |
|  |  |  |
| **Creditors: Amounts falling due after more than one year** |  |  |
| Amounts due to noteholders |  | (1,714,000) |
| Amount due to CSFB |  | (21,093) |
| Net assets |  | 14 |
|  |  |  |
| **Capital and reserves** |  |  |
| Share capital |  | 13 |
| Reserves |  | 1 |
|  |  | 14 |

**Holmes Financing (No. 5) PLC**
**Notes Outstanding**
**Period ended 15 April 2003**

| | Series 1 Class A | Series 2 Class A1 | Series 3 Class A1 |
|---|---|---|---|
| Moody's current rating | P-1 | Aaa | Aaa |
| S&P current rating | A-1+ | AAA | AAA |
| Fitch Ratings current rating | F1+ | AAA | AAA |
| | | Series 2 Class A2 | Series 3 Class A2 |
| Moody's current rating | | Aaa | Aaa |
| S&P current rating | | AAA | AAA |
| Fitch Ratings current rating | | AAA | AAA |
| | Series 1 Class B | Series 2 Class B | Series 3 Class B |
| Moody's current rating | Aa3 | Aa3 | Aa3 |
| S&P current rating | AA | AA | AA |
| Fitch Ratings current rating | AA | AA | AA |
| | Series 1 Class C | Series 2 Class C | Series 3 Class C |
| Moody's current rating | Baa2 | Baa2 | Baa2 |
| S&P current rating | BBB | BBB | BBB |
| Fitch Ratings current rating | BBB | BBB | BBB |

| | Series 1 Class A | Series 2 Class A1 | Series 3 Class A1 |
|---|---|---|---|
| | $ | $ | € |
| Initial note balance | 1,000,000,000 | 750,000,000 | 600,000,000 |
| Previous quarter's note principal | - | 750,000,000 | 600,000,000 |
| Note redemptions | - | - | - |
| Outstanding note principal | - | 750,000,000 | 600,000,000 |
| | | Series 2 Class A1 | Series 3 Class A2 |
| | | CHF | £ |
| Initial note balance | | 400,000,000 | 500,000,000 |
| Previous quarter's note principal | | 400,000,000 | 500,000,000 |
| Note redemptions | | - | - |
| Outstanding note principal | | 400,000,000 | 500,000,000 |
| | Series 1 Class B | Series 2 Class B | Series 3 Class B |
| | $ | $ | € |
| Initial note balance | 35,000,000 | 35,000,000 | 53,000,000 |
| Previous quarter's note principal | - | 35,000,000 | 53,000,000 |
| Note redemptions | - | - | - |
| Outstanding note principal | - | 35,000,000 | 53,000,000 |
| | Series 1 Class C | Series 2 Class C | Series 3 Class C |
| | $ | $ | € |
| Initial note balance | 52,000,000 | 52,000,000 | 76,000,000 |
| Previous quarter's note principal | - | 52,000,000 | 76,000,000 |
| Note redemptions | - | - | - |
| Outstanding note principal | - | 52,000,000 | 76,000,000 |

| | Series 1 Class A | Series 2 Class A | Series 3 Class A1 |
|---|---|---|---|
| Note interest margins | 1 | 20 | N/A |
| Step up dates | 16/10/2002 | 16/10/2006 | 16/10/2006 |
| Step up margins | N/A | N/A | 42 |
| | | Series 2 Class A2 | Series 3 Class A2 |
| Note interest margins | | N/A | 23 |
| Step up dates | | 16/10/2004 | 16/10/2006 |
| Step up margins | | 22 | 46 |
| | Series 1 Class B | Series 2 Class B | Series 3 Class B |
| Note interest margins | 35 | 43 | 40 |
| Step up dates | 16/10/2006 | 16/10/2006 | 16/10/2006 |
| Step up margins | 70 | 86 | 80 |
| | Series 1 Class C | Series 2 Class C | Series 3 Class C |
| Note interest margins | 135 | 145 | 147 |
| Step up dates | 16/10/2006 | 16/10/2006 | 16/10/2006 |
| Step up margins | 235 | 245 | 247 |

| | |
|---|---|
| Interest payment cycle | Quarterly |
| Interest payment date | 15th or next business day |
| Next interest payment date | 15/07/2003 |

| | | |
|---|---|---|
| Liquidity facility limit | £ | 25,000,000 |
| Liquidity facility drawn | | Nil |
| Liquidity facility available | £ | 25,000,000 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**HOLMES FINANCING (No 5) PLC**

**Dated: 14 May, 2003**

**By / s / Natalie Weedon**
**(Authorised Signatory)**